May 1, 2020

Sonny Oh
Senior Counsel
Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Oh,

Please see our responses below addressing your follow-up comments on the Allstate MVA Account Option under Certain Variable Annuity Contracts (File No. 333-236836) given over the phone on April 28, 2020. We have included the applicable comments from your letter dated April 6, 2020, followed by our response in bold to your follow-up questions pertaining to the original comments. The page numbers in our responses refer to the attached redline of the prospectus reflecting our updates in response to your most recent comments.

(1)(c) Significant market events have occurred since this registration statement was filed as a result of the COVID-19 pandemic. Please consider whether the Company’s disclosures, including market risk disclosures, should be revised based on how these events are affecting the markets of the index that the Company is using to calculate the Company’s obligations under the contract. Further, given that the Company’s obligations under the contract are subject to the financial strength and claims-paying ability of the Company, please consider whether this disclosure should be revised based on how these events could affect the Company’s financial strength and claims-paying ability. If the Company believes that no additional disclosure is warranted, please explain supplementally why not.

Response: We updated the Risk Factors section to add quotation marks where appropriate (see page 4).

(3)(a) Again, although incorporation by reference for Item 3 is permissible, Item 502(a) of Reg S-K does require that the table of contents include "Risk Factors" required by Item 105 of Reg S-K.

Response: We updated the Risk Factors section to delete “Item 3” from the heading (see page 4).

(3)(d) The Important Terms section beginning on page 4 includes a definition of a “Credit Enhancement,” but the term only appears in the last paragraph on page 6. Please delete the term or confirm the term has been incorporated everywhere necessary in the prospectus.

Response: We updated the Description of the MVA Account Option discussion to delete the parenthetical reference to the term “Credit Enhancement” (see page 7).

(5)(c) In the first paragraph on page 7, please clarify supplementally whether the reference to a 4.5% Treasury Rate is representative of rates actually offered over the last few years and, if not, why it’s not misleading to use it here.

Response: We updated the Description of the MVA Account Option discussion to clarify that the example rate is for illustrative purposes (see page 7).

(9) Please provide file numbers for documents incorporated by reference. Please also provide all disclosure in the first paragraph required by Item 12(a)(2) of Form S-1, and you may delete the third and second to last sentences of the paragraph.

Response: We updated the Annual Reports and Other Documents discussion to remove the second instance of “filed pursuant” (see page 10).

(10) Please revise for a clearer explanation of “for the week preceding” in defining “I” and “J” and what .9 represents, and reconcile the reference to “denominator” in the second to last paragraph of the page.

Please also specify what “N” stands for and if N is less than 365 days (i.e., example reflects more specificity) and briefly explain why .0025 is added.

Response: We updated the Market Value Adjustment discussion to revise the definitions of “I” and “J,” describe what “.9” represents in the MVA formula, and provide a plain English explanation of the .0025 factor in the formula (see page 11).

We trust that these responses address your comments. If you have any questions, let me know.

Thanks,
/s/ Iman Naim
Iman Naim
Senior Associate Counsel
(847) 402-6222
inaim@allstate.com

Market Value Adjusted Fixed Account Under Certain Variable Annuity Contracts Issued by Allstate Life Insurance Company
Allstate Life Insurance Company
Street Address: 5801 SW 6th Ave., Topeka, KS 66606-00001
Mailing Address: P.O. Box 758566, Topeka, KS 66675-8566
Telephone Number: 1-800-457-7617
Fax Number: 1-785-228-4584
Prospectus dated May 1, 2020
Allstate Life Insurance Company (“Allstate Life” or the “Company”) issues the Market Value Adjusted Fixed Account Option (the “MVA Account Option”) described in this prospectus. The MVA Option is available only under the following variable annuity contracts that we offer: Allstate Advisor; Allstate Advisor Plus, Allstate Advisor Preferred, Allstate Variable Annuity, Allstate Variable Annuity (L Share), STI Classic Variable Annuity, Advisor - STI, and Advisor Preferred - STI. None of those contracts currently are offered for new sales. However, under outstanding contracts you may be able to make additional purchase payments and allocate additional purchase payments or amounts of Contract Value to the MVA Account Option.
This prospectus is not your contract, although this prospectus provides a description of the material features of the MVA Account Option under your contract. The description of the MVA Account Option’s material features is current as of the date of this prospectus. If certain material provisions of the MVA Account Option are changed after the date of this prospectus, those changes will be described in a supplement to this prospectus and the supplement will become a part of this prospectus.
The principal underwriter for all of the Contracts (except the Allstate Variable Annuity and the Allstate Variable Annuity (L Share)) is Allstate Distributors, L.L.C. (ADLLC), a wholly-owned subsidiary of Allstate Life. The principal underwriter for the Allstate Variable Annuity and the Allstate Variable Annuity (L Share)) is Morgan Stanley & Co LLC (Morgan Stanley & Co.), a wholly-owned subsidiary of Morgan Stanley. ADLLC and Morgan Stanley & Co. are registered broker dealers under the Securities Exchange Act of 1934, as amended (the Exchange Act), and are members of the Financial Industry Regulatory Authority. ADLLC and Morgan Stanley & Co. are not required to sell any specific number or dollar amount of securities, but will use their best efforts to sell the securities offered.

Discussion of Risk Factors begins on page 4 of this prospectus.

Please read and keep this Prospectus for future reference. You should carefully read this prospectus in conjunction with any applicable supplements before taking any action involving the MVA Account Option. This Prospectus supersedes all prior prospectuses. Also, this Prospectus must be read along with the appropriate variable annuity contract prospectus. This Prospectus is in addition to the appropriate variable annuity contract prospectus. All information in the appropriate variable annuity contract prospectus continues to apply unless addressed by this Prospectus.

IMPORTANT NOTICES
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities described in this prospectus or passed on the accuracy or the adequacy of this prospectus. Anyone who tell you otherwise is committing a federal crime.
The contracts of which the MVA Account Option is a part may have been distributed through broker-dealers that have relationships with banks or other financial institutions or by employees of such banks. However, the contracts and the MVA Account Option are not deposits or obligations of, or guaranteed by such institutions or any federal regulatory agency. Investment in the MVA Account Option involves investment risks, including possible loss of principal.
This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. We do not authorize anyone to provide any information or representations regarding the offering described in this prospectus other than as contained in this prospectus.
The Contracts and the MVA Account Option are not FDIC insured.
The MVA Account Option may not be available in all states.

Risk Factors
Responsive information is incorporated by reference to Part I, Item 1A in the Company’s Annual Report on Form 10-K, SEC File No. 000-31248, filed on February 28, 2020. A pandemic such as COVID-19 and its impacts were contemplated in many of the risk factors set forth under "Item 1A. Risks Factors’’ in our Annual Report on Form 10-K for the year ended December 31, 2019. Risks related to a pandemic and economic uncertainty are described in our risk factors titled "A large-scale pandemic, the occurrence of terrorism or military actions may have an adverse effect on our business" and "Conditions in the global economy and capital markets could adversely affect our business and results of operations." Currently, it is not possible to reliably estimate the length and severity of the pandemic or its impact to our operations, but the effects could be material.
Who is Allstate Life Insurance Company?
Allstate Life is the issuer of the variable annuity contracts under which the MVA Account Option is an investment option. Allstate Life was organized in 1957 as a stock life insurance company under the State of Illinois.
Allstate Life is a wholly-owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company organized under the laws of the state of Illinois. All of the capital stock issued and outstanding of Allstate Insurance Company is owned by The Allstate Corporation.
Allstate Life is licensed to operate in the District of Columbia, Puerto Rico, and all jurisdictions except the State of New York. We intend to offer the MVA Account Option under variable annuity contracts in those jurisdictions in which we are licensed. Our home office is located at 3075 Sanders Road, Northbrook, Illinois 60062.
The registrant’s obligations under the contract are subject to the financial strength and claims paying ability of the registrant.

Refer to Appendix II: Information with Respect to the Registrant for additional information about Allstate Life.

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Important Terms
30-Day MVA Window – as defined on page 6.
Allstate Life (or the Company) – Allstate Life Insurance Company, the issuer of the variable annuity contracts under which the MVA Account Option is available.
Contracts – The Allstate Advisor, Allstate Advisor Plus, Allstate Advisor Preferred, Allstate Variable Annuity, Allstate Variable Annuity (L Share) and STI Classic Variable Annuity variable annuity contracts issued by Allstate Life under which the MVA Account Option is available.
Contract Value – During the accumulation phase, the sum of the value of your interest in the variable sub-accounts you have selected, plus your value in the fixed account option(s) offered by your Contract, including the MVA Account Option.
Death Proceeds – the death settlement as provided in the applicable Contract.
Fixed Account Option – Investment options offered under the Contracts through our general account that credit interest at rates we guarantee. The MVA Account Option is a Fixed Account Option.
Market Value Adjustment – A calculation we apply to reflect changes in interest rates from the time you first allocate money to a Market Value Adjusted Fixed Guarantee Period Account to the time the money is taken out of that Market Value Adjusted Fixed Guarantee Period Account under specified circumstances. The Market Value Adjustment may be positive or negative, depending on changes in interest rates. As such, you bear the investment risk associated with changes in interest rates.
Market Value Adjusted Fixed Guarantee Period or Guarantee Period – as defined on page 5.
Market Value Adjusted Fixed Guarantee Period Account – as defined on page 5.
Market Value Adjustment Date – as defined on page 10.
MVA Account Option – the Market Value Adjusted Fixed Account Option available under the Contracts, which is referred to as Guaranteed Maturity Amount Fixed Account under the STI Classic variable annuity contract.
New Account Start Date – as defined on page 7.
Payout Start Date – the date we apply your money under the Contract to provide income payments.
Treasury Rate – the U.S. Treasury Note Constant Maturity Yield as reported in Federal Reserve Board Statistical Release H.15. If such yields cease to be available, then we will use an alternate source for such information in our discretion.

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Expenses
There is no charge that applies specifically to the MVA Account Option. However, certain charges under certain base variable annuity contracts and riders added to the base contract are based on (i) the Contract Value, which includes the value held in the MVA Account Option, or (ii) net premiums, including premiums allocated to the MVA Account Option. Please refer to the appropriate variable annuity contract for more information as to these charges.
Description of the MVA Account Option
The MVA Account Option offers fixed interest rates that we guarantee for specified periods we call Guarantee Period Accounts. You may allocate new premium or existing Contract Value to the MVA Account Option. You may select the period for which the interest rate on our allocation will be guaranteed (the Guarantee Period) from among the Guarantee Periods we are then offering. Each allocation will establish a separate Guarantee Period Account. At the end of each Guarantee Period, you may choose to roll over the value of that Guarantee Period Account into a new Guarantee Period or allocate the value of that Guarantee Period Account to another investment option available under your variable annuity contract. If you withdraw Contract Value from a Guarantee Period Account prior to its expiration, a Market Value Adjustment (which can be positive or negative) will apply, except for withdrawals taken during the 10-day period after the expiration of a Guarantee Period Account.
You may allocate purchase payments or transfer amounts into the MVA Account Option. Each such allocation establishes a Guarantee Period Account within the MVA Account Option (“Market Value Adjusted Fixed Guarantee Period Account”), which is defined by the date of the allocation and the length of the initial interest rate guarantee period (“Market Value Adjusted Fixed Guarantee Period” or “Guarantee Period”). You may not allocate a purchase payment or transfer to any existing Guarantee Period Account. Each purchase payment or transfer allocated to a Market Value Adjusted Fixed Guarantee Period Account must be at least $100.
At the time you allocate a purchase payment or transfer amount to the MVA Account Option, you must select the Guarantee Period for that allocation from among the Market Value Adjusted Fixed Guarantee Periods available for the MVA Account Option. We currently offer Market Value Adjusted Fixed Guarantee Periods of 3, 5, 7, and 10 years. Market Value Adjusted Fixed Guarantee Periods of 3, 5, and 7 years may not be available in all states. We may offer other Guarantee Periods in the future. If you allocate a purchase payment to the MVA Account Option, but do not select a Market Value Adjusted Fixed Guarantee Period for the new Market Value Adjusted Fixed Guarantee Period Account, we will allocate the purchase payment or transfer to a new Market Value Adjusted Fixed Guarantee Period Account with the same Market Value Adjusted Fixed Guarantee Period as the Market Value Adjusted Fixed Guarantee Period Account of your most recent purchase payment or transfer. If we no longer offer that Market Value Adjusted Fixed Guarantee Period, then we will allocate the purchase payment or transfer to a new Market Value Adjusted Fixed Guarantee Period Account with the next shortest term currently offered. If you have not made a prior allocation to the MVA Account Option, then we will allocate the purchase payment or transfer to a new Market Value Adjusted Fixed Guarantee Period Account of the shortest Market Value Adjusted Fixed Guarantee Period we are offering at that time. The MVA Account Option is not available in all states. Please check with your sales representative for availability.

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The amount you allocate to a Market Value Adjusted Fixed Guarantee Period Account will earn interest at the interest rate in effect for that Market Value Adjusted Fixed Guarantee Period at the time of the allocation. Interest rates may differ depending on the type of Contract you have and may also differ from those available for other Fixed Account Options under your Contract.
Withdrawals and transfers from a Market Value Adjusted Fixed Guarantee Period Account may be subject to a Market Value Adjustment. A Market Value Adjustment may also apply to amounts in the Market Value Adjusted Fixed Account Option if we pay Death Proceeds or if the Payout Start Date begins on a day other than during the 30-day period after such Market Value Adjusted Fixed Guarantee Period Account expires (“30-Day MVA Window”). We will not make a Market Value Adjustment if you make a transfer or withdrawal during the 30-Day MVA Window.
We apply a Market Value Adjustment to reflect changes in interest rates from the time you first allocate money to a Market Value Adjusted Fixed Guarantee Period Account to the time the money is taken out of that Market Value Adjusted Fixed Guarantee Period Account under the circumstances described above. We use the U.S. Treasury Note Constant Maturity Yield as reported in Federal Reserve Board Statistical Release H.15 (“Treasury Rate”) to calculate the Market Value Adjustment. We do so by comparing the Treasury Rate for a maturity equal to the Market Value Adjusted Fixed Guarantee Period at the time the Market Value Adjusted Fixed Guarantee Period Account is established with the Treasury Rate for the same maturity at the time the money is taken from the Market Value Adjusted Fixed Guarantee Period Account.
The Market Value Adjustment may be positive or negative, depending on changes in interest rates. As such, you bear the investment risk associated with changes in interest rates. If interest rates have increased since the establishment of a Market Value Adjusted Fixed Guarantee Period Account, the Market Value Adjustment, together with any applicable withdrawal charges, premium taxes, and income tax withholdings could reduce the amount you receive upon full withdrawal from a Market Value Adjusted Fixed Guarantee Period Account to an amount less than the purchase payment used to establish that Market Value Adjusted Fixed Guarantee Period Account.
Generally, if at the time you establish a Market Value Adjusted Fixed Guarantee Period Account, the Treasury Rate for a maturity equal to that Market Value Adjusted Fixed Guarantee Period is higher than the applicable Treasury Rate at the time money is to be taken from the Market Value Adjusted Fixed Guarantee Period Account, the Market Value Adjustment will be positive. Conversely, if at the time you establish a Market Value Adjusted Fixed Guarantee Period Account, the applicable Treasury Rate is lower than the applicable Treasury Rate at the time the money is to be taken from the Market Value Adjusted Fixed Guarantee Period Account, the Market Value Adjustment will be negative.
For example, assume that you purchase a Contract and allocate part of the initial purchase payment to the MVA Account Option to establish a 5-year Market Value Adjusted Fixed Guarantee Period Account. Assume that the 5-year Treasury Rate at that time is 4.50%. Next, assume that at the end of the 3rd year, you withdraw money from the Market Value Adjusted Fixed Guarantee Period Account. If, at that time, the 5-year Treasury Rate is 4.20%, then the Market Value Adjustment will be positive. Conversely, if the 5-year Treasury Rate at that time is 4.80%, then the Market Value Adjustment will be negative, which will result in a decrease in the amount payable to you. The hypothetical interest rate in this example is for illustrative purposes only and is not intended to

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predict future interest rates to be declared under the Contract. Actual interest rates declared for any given Guarantee Period may be more or less than shown above, and in recent years they generally have been lower in a generally low interest rate environment.
The formula used to calculate the Market Value Adjustment and numerical examples illustrating its application are shown in Appendix I of this prospectus.
At the end of a Market Value Adjusted Fixed Guarantee Period, the Market Value Adjusted Fixed Guarantee Period Account expires and we will automatically transfer the money from such Guarantee Period Account to establish a new Market Value Adjusted Fixed Guarantee Period Account with the same Market Value Adjusted Fixed Guarantee Period, unless you notify us otherwise. The new Market Value Adjusted Fixed Guarantee Period Account will be established as of the day immediately following the expiration date of the expiring Market Value Adjusted Guarantee Period Account (“New Account Start Date.”) If the Market Value Adjusted Fixed Guarantee Period is no longer being offered, we will establish a new Market Value Adjusted Fixed Guarantee Period Account with the next shortest Market Value Adjusted Fixed Guarantee Period available. At least 30 days prior to the expiration date, we will send you a notice, which will outline the options available to you. During the 30-Day MVA Window a Market Value Adjustment will not be applied to transfers and withdrawals from the expiring Market Value Adjusted Fixed Guarantee Period Account and you may elect to:

•
transfer all or part of the money from the Market Value Adjusted Fixed Guarantee Period Account to establish a new Guarantee Period Account within the Standard Fixed Account Option or the MVA Account Option, if available; or

•	transfer all or part of the money from the Market Value Adjusted Fixed Guarantee Period Account to other investment alternatives available at the time; or

•	withdraw all or part of the money from the Market Value Adjusted Fixed Guarantee Period Account. Withdrawal charges and taxes may apply.

The money in the Market Value Adjusted Fixed Guarantee Period Account will earn interest at the interest rate declared for the new Market Value Adjusted Fixed Guarantee Period Account from the New Account Start Date until the date we receive notification of your election. If we receive notification of your election to make a transfer or withdrawal from an expiring Market Value Adjusted Fixed Guarantee Period Account on or before the New Account Start Date, the transfer or withdrawal will be deemed to have occurred on the New Account Start Date. If we receive notification of your election to make a transfer or withdrawal from the expiring Market Value Adjusted Fixed Guarantee Period Account after the New Account Start Date, but before the expiration of the 30-Day MVA Window, the transfer or withdrawal will be deemed to have occurred on the day we receive such notice. Any remaining balance not withdrawn or transferred will earn interest for the term of the new Market Value Adjusted Fixed Guarantee Period Account, at the interest rate declared for such Account. If we do not receive notification from you within the 30-Day Window, we will assume that you have elected to transfer the amount in the expiring Market Value Adjusted Fixed Guarantee Period Account to establish a new Market Value Adjusted Fixed Guarantee Period Account with the same Market Value Adjusted Fixed Guarantee Period, and the amount in the new Market Value Adjusted Fixed Guarantee Period Account will continue to earn interest at the interest rate declared for the new Market Value Adjusted Fixed Guarantee Period Account, and will be subject to all restrictions of the Market Value Adjusted Fixed Account Option.

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If we no longer offer that Market Value Adjusted Fixed Guarantee Period, the Market Value Adjusted Fixed Guarantee Period for the new Market Value Adjusted Fixed Guarantee Period Account will be the next shortest term length we offer for the Market Value Adjusted Fixed Account Option at that time, and the interest rate will be the rate declared by us at that time for such term.
Distribution of the Contracts
The MVA Account Option is available only under certain variable annuity contracts issued by Allstate Life, as identified above. Extensive information about the arrangement for distributing the variable annuity contracts is included under “Distribution of the Policies” in the appropriate variable annuity contract prospectus and in the statement of additional information that relates to that prospectus. All of that information applies, regardless of whether you choose to allocate Contract Value to the MVA Account Option, and there is no additional plan of distribution or sales compensation with respect to the MVA Account Option. Also as described in the appropriate variable annuity contract prospectus, the principal underwriter for all of the Contracts (except the Allstate Variable Annuity and the Allstate Variable Annuity (L Share)) is Allstate Distributors, L.L.C. (“ADLLC”), a wholly-owned subsidiary of Allstate Life. The principal underwriter for the Allstate Variable Annuity and the Allstate Variable Annuity (L Share)) is Morgan Stanley & Co LLC (“Morgan Stanley & Co.”), a wholly-owned subsidiary of Morgan Stanley. ADLLC and Morgan Stanley & Co. are registered broker dealers under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are members of the Financial Industry Regulatory Authority. ADLLC and Morgan Stanley & Co. are not required to sell any specific number or dollar amount of securities, but will use their best efforts to sell the securities offered. The underwriting agreement with Allstate Distributors provides that we will reimburse Allstate Distributors for any liability to Contract owners arising out of services rendered or Contracts issued. The underwriting agreement with Morgan Stanley provides that the Company will indemnify Morgan Stanley against liabilities resulting from material misstatements or omissions contained in any registration statement or prospectus. The underwriting agreement also provides that the Company will indemnify Morgan Stanley for liabilities resulting from misstatements or omissions of material facts required by the Securities Act, the Exchange Act, or the Investment Company Act of 1940.
Additional Information
Reliance on Rule 12h-7
Rule 12h-7 under the Exchange Act exempts an insurance company from filing reports under the Exchange Act when the insurance company issues certain types of insurance products that are registered under the Securities Act of 1933 and such products are regulated under state law. The MVA Account Options described in this prospectus fall within the exemption provided under Rule 12h-7. Effective May 8, 2020, Allstate Life will rely on the exemption provided under Rule 12h-7 and will not file reports under the Exchange Act.
Experts
The consolidated financial statements, and the related financial statement schedules, incorporated in this Prospectus by reference from the Allstate Life Insurance Company’s Annual Report on Form 10-K for the year ended December 31, 2019, SEC File No. 000-31248, have been audited by Deloitte &

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Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes an explanatory paragraph referring to a change in presentation and method of accounting for the recognition and measurement of financial assets and financial liabilities on January 1, 2018, due to adoption of FASB Accounting Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10)). Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Legal Matters
All matters of Illinois law pertaining to the MVA Account Option, including the validity of the variable annuity contracts incorporating the MVA Account Option and Allstate Life’s right to issue such contracts under Illinois insurance law, have been passed upon by Angela K. Fontana, General Counsel of Allstate Life.
Annual Reports and Other Documents
Allstate Life incorporates by reference into the prospectus its latest annual report on Form 10-K, SEC File No. 000-31248, filed on February 28, 2020, pursuant to Section 13(a) or Section 15(d) of the Exchange Act and all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed pursuant to Section 14 of the Exchange Act since the end of the fiscal year covered by its latest annual report on Form 10-K. Allstate Life will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into the prospectus but not delivered with the prospectus. Such information will be provided upon written or oral request at no cost to the requester by writing to Allstate Life, P.O. Box 758565, Topeka, KS 66675-8565 or by calling 1-800-4577617. Allstate Life files periodic reports as required under the Securities Exchange Act of 1934. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC (see http://www.sec.gov).
Disclosure of Commission Position on Indemnification for Securities Act Liabilities
The Allstate Corporation has secured a financial institutions bond in the amount of $5,000,000, subject to a $25,000,000 deductible. The Allstate Corporation also maintains directors’ and officers’ liability insurance coverage with limits of $200 million under which Allstate Life, as well as certain other subsidiaries, are covered. A provision in Allstate Life’s ’s by-laws provides for the indemnification of individuals serving as directors or officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Allstate Life pursuant to the foregoing provisions, Allstate Life has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

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Appendix I: Market Value Adjustment Examples
Market Value Adjustment

The Market Value Adjustment is based on the following:

I	=
the average daily Treasury Rate for a maturity equal to the term length of the Guarantee Period Account for the week preceding the establishment of the Market Value Adjusted Fixed Guarantee Period Account (for the STI Classic, I = the interest crediting rate for that Sub-Account’s Guarantee Period);

J	=
the average daily Treasury Rate for a maturity equal to the term length of the Market Value Adjusted Fixed Guarantee Period Account for the week preceding the date amounts are transferred or withdrawn from the Market Value Adjusted Fixed Guarantee Period Account, the date we determine the Death Proceeds, or the Payout Start Date, as the case may be (“Market Value Adjustment Date”). For the STI Classic, J = the current interest crediting rate for new Contracts offered for a Guarantee Period of length N on the date we receive the withdrawal request.

N	=	the number of whole and partial years from the Market Value Adjustment Date to the expiration of the term length of the Market Value Adjusted Fixed Guarantee Period Account.
Treasury Rate means the U.S. Treasury Note Constant Maturity yield as reported in Federal Reserve Board Statistical Release H.15. If such yields cease to be available in Federal Reserve Board Statistical Release H.15, then we will use an alternate source for such information in our discretion.
The Market Value Adjustment factor is determined from the following formula:
.9 × [I-(J + .0025)] × N
The .9 is a factor to approximate the difference between simple and compound interest over time.
The MVA formula contains a 0.25% factor that is designed to compensate us for certain expenses and losses that we may incur, either directly or indirectly, from a premature surrender or withdrawal. Thus, even if interest rates remain the same during the period, or decrease by less than 0.25%, the MVA will be negative due to the 0.25% factor. The length of the remaining term will have an effect on the 0.25% factor. For example, if you have 5 years remaining, the 0.25% factor will decrease the withdrawal amount by 1.25%.
To determine the Market Value Adjustment, we will multiply the Market Value Adjustment factor by the amount transferred, withdrawn, paid as Death Proceeds, or applied to an Income Plan from a Market Value Adjusted Fixed Guarantee Period Account at any time other than during the 30 day period after such Guarantee Period Account expires. NOTE: These examples assume that premium taxes are not applicable.

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Examples Of Market Value Adjustment
Purchase Payment:	$10,000 allocated to a Market Value Adjusted Fixed Guarantee Period Account
Guarantee Period:	5 years
Interest Rate:	4.50%
Full Withdrawal:	End of Contract Year 3
Contract:	Allstate Advisor*

Example 1: (Assumes Declining Interest Rates)
Step 1:	Calculate Contract Value at End of Contract Year 3:	=	$10,000.00 × (1.045)[3] = $11,411.66
Step 2:	Calculate the Free Withdrawal Amount:	=	.15 × $10,000 = $1500
Step 3:	Calculate the Withdrawal Charge:	=	.06 × ($10,000 – $1,500) = $510
Step 4:	Calculate the Market Value Adjustment:	I	= 4.50%
		J	= 4.20%
730 DAYS
		N	= = 2
365 DAYS
Market Value Adjustment Factor: .9 × [I – (J + .0025)] × N
		=	.9 × [.045 - (.042 + .0025)] × 2 = .0009
Market Value Adjustment = Market Value Adjustment Factor × Amount Subject To Market Value Adjustment
		=	.0009 × $11,411.66 = $10.27
Step 5:	Calculate the amount received by Contract owner as a result of full withdrawal at the end of Contract Year 3:	=	$11,411.66 - $510 + $10.27 = $10,911.93

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Example 2: (Assumes Rising Interest Rates)
Step 1:	Calculate Contract Value at End of Contract Year 3:	=	$10,000.00 × (1.045)[3] = $11,411.66
Step 2:	Calculate the Free Withdrawal Amount:	=	.15 × $10,000 = $1500
Step 3:	Calculate the Withdrawal Charge:	=	.06 × ($10,000 – $1,500) = $510
Step 4:	Calculate the Market Value Adjustment:	I	= 4.50%
		J	= 4.80%
730 DAYS
		N	= = 2
365 DAYS
Market Value Adjustment Factor: .9 × [I – (J + .0025)] × N
		=	.9 × [(.045 - (.048 + .0025)] × (2) = –.0099
Market Value Adjustment = Market Value Adjustment Factor × Amount Subject To Market Value Adjustment:
		=	–.0099 × $11,411.66 = –($112.98)
Step 5:	Calculate the amount received by Contract owner as a result of full withdrawal at the end of Contract Year 3:	=	$11,411.66 - $510 – $112.98 = $10,788.68

These examples assume the election of the Allstate Advisor Contract for the purpose of illustrating the Market Value Adjustment calculation. The amounts would be different under other Contracts, such as the Allstate Advisor Plus and Allstate Advisor Preferred Contracts, which have different expenses and withdrawal charges. For more information about how Withdrawal Charges and Free Withdrawal Amounts under the Contracts are determined, please see the appropriate variable annuity contract prospectus.

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Appendix II: Information with Respect to the Registrant.

Item 11(a).	Description of Business.
Information required for Part I, Item 11(a) is incorporated by reference to Part I, Item 1 in Allstate Life Insurance Company’s Annual Report on Form 10-K, SEC File No. 000-31248, filed on February 28, 2020.

Item 11(b).	Description of Property.
Information required for Part I, Item 11(b) is incorporated by reference to Part I, Item 2 in Allstate Life Insurance Company’s Annual Report on Form 10-K, SEC File No. 000-31248, filed on February 28, 2020.

Item 11(c).	Legal Proceedings.
Information required for Part I, Item 11(c) is incorporated by reference to Part I, Item 3 in Allstate Life Insurance Company’s Annual Report on Form 10-K, SEC File No. 000-31248, filed on February 28, 2020.

Item 11(e).	Financial Statements and Notes to Financial Statements.
Information required for Part I, Item 11(e) is incorporated by reference to Part II, Item 8 in Allstate Life Insurance Company’s Annual Report on Form 10-K, SEC File No. 000-31248, filed on February 28, 2020.

Item 11(f).	Selected Financial Data.
Information required for Part I, Item 11(f) is incorporated by reference to Part II, Item 6 in Allstate Life Insurance Company’s Annual Report on Form 10-K, SEC File No. 000-31248, filed on February 28, 2020.

Item 11(h).	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Information required for Part I, Item 11(h) is incorporated by reference to Part II, Item 7 in Allstate Life Insurance Company’s Annual Report on Form 10-K, SEC File No. 000-31248, filed on February 28, 2020.

Item 11(i).	Changes in Disagreements with Accountants on Accounting and Financial Disclosure.
Information required for Part I, Item 11(i) is incorporated by reference to Part II, Item 9 in Allstate Life Insurance Company’s Annual Report on Form 10-K, SEC File No. 000-31248, filed on February 28, 2020.

Item 11(j).	Quantitative and Qualitative Disclosures About Market Risk.
Information required for Part I, Item 11(j) is incorporated by reference to Part II, Item 7A in Allstate Life Insurance Company’s Annual Report on Form 10-K, SEC File No. 000-31248, filed on February 28, 2020.

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Item 11(k).	Directors, Executive Officers, Promoters and Control Persons.
Identification of Directors and Executive Officers
Directors are elected at each annual meeting of shareholders for a term of one year. The biographies of each of the directors and executive officers below contain information regarding the person’s service as a director, business experience, director positions at public companies held currently or at any time during the last five years if applicable, and the experiences, qualifications, attributes or skills that caused the company management to determine that a director or executive officer should serve as such for Allstate Life Insurance Company (Allstate Life).
John E. Dugenske, 54, has been Chief Executive Officer since March 2020 and a director since March 2017. Mr. Dugenske previously served as Executive Vice President and Chief Investment Officer beginning in March 2017 as well as Corporate Strategy Officer beginning in March 2018. He is a director and President, Investments and Financial Products, of Allstate, the direct parent company of Allstate Life. Mr. Dugenske is responsible for overseeing Allstate’s $88.4 billion investment portfolio. Prior to joining Allstate, Mr. Dugenske served as the group managing director and global head of Fixed Income at UBS Global Asset Management, where he oversaw more than $200 billion in assets. He was also a member of the UBS Asset Management Executive Committee. Prior to joining UBS in 2008, he held leadership positions at Lehman Brothers and held research and portfolio management roles at Deutsche Asset Management and NISA Investment Advisors, LLC. Mr. Dugenske has an extensive financial services background and a deep understanding of the insurance business and investments.
Angela K. Fontana, 51, has been a director since November 2012 and Vice President, General Counsel and Secretary since May 2013. Ms. Fontana is also a Vice President, Assistant General Counsel and Assistant Secretary of Allstate, the direct parent company of Allstate Life. Since joining Allstate in 1995, Ms. Fontana has progressed through various positions. Ms. Fontana previously served as Chief Compliance Officer of Allstate Life. In addition, she has held positions supporting the Allstate personal lines and Allstate life and retirement business units. Ms. Fontana has a deep understanding of the insurance business generally and has extensive experience in regulatory compliance and government relations. In addition, Ms. Fontana has extensive knowledge regarding Allstate Life’s business, including its products, distribution channels and customers. Ms. Fontana serves as a member of the Board of Directors of the Life Insurance Counsel of New York and the Lake Forest Preservation Foundation, as well as a member of the Board of Trustees of Kohl Children’s Museum of Greater Chicago.
Mary Jane Fortin, 55, has been a director and President since October 2015. Ms. Fortin is also a director and President, Financial Products, of Allstate, the direct parent company of Allstate Life. She leads the go-to-market strategy and execution for Allstate’s life and retirement businesses and is responsible for integrating the life and retirement businesses into Allstate personal lines. Ms. Fortin also oversees Allstate Benefits, a leading provider of voluntary benefits solutions. Prior to joining Allstate in 2015, Ms. Fortin served as Executive Vice President and Chief Financial Officer of American International Group (AIG) Consumer Insurance, which includes AIG’s global life, retirement and personal lines businesses. She has also served as President and Chief Executive Officer of American General, AIG’s group of domestic life insurance companies. Before joining AIG in 2006, Ms. Fortin held various leadership roles at The Hartford, including senior vice president of mutual funds and 529 programs. Ms. Fortin is a member of the Board of Directors of the American Council of Life Insurers (ACLI). She currently serves on the ACLI CEO Steering Committee on Consumer Issues as well as the CEO Steering Committee on Prudential Issues. Ms. Fortin has extensive experience leading major insurance companies and a deep business and financial services background.
Mario Imbarrato, 47, has been Senior Vice President and Chief Financial Officer since March 2020 and a director since March 2015. Mr. Imbarrato previously served as Chief Financial Officer from March 2015 to November 2019. He is a Senior Vice President of Allstate Insurance Company, the direct parent company of Allstate Life. Mr. Imbarrato has extensive experience in financial and capital management, reinsurance management, asset and liability management, actuarial analysis and risk management. Since joining Allstate in 1993, Mr. Imbarrato has held various leadership roles, including leading the planning, financial analysis, expense management, reinsurance, capital planning, strategic operations, investments and financial actuarial teams. Mr. Imbarrato is a Fellow of the Society of Actuaries, a Member of the American Academy of Actuaries and a Chartered Financial Analyst (CFA) charterholder. Mr. Imbarrato is a first cousin of Mr. Rizzo.

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Jesse E. Merten, 45, has been a director since March 2018. Mr. Merten is Executive Vice President and Chief Risk Officer of Allstate, the direct parent company of Allstate Life. He chairs the Enterprise Risk and Return Management Committee, which oversees all corporate risk and return activities. In 2015, Mr. Merten was elected Senior Vice President and Treasurer of The Allstate Corporation and Allstate, responsible for liquidity management, capital sourcing and deployment, bank and rating agency relationships, strategy and corporate financial planning and analysis. Mr. Merten joined Allstate Financial as Senior Vice President and Chief Financial Officer in 2012. Mr. Merten has extensive experience in financial services, including financial planning and capital management, as well as a deep understanding of risk management.
Julie Parsons, 47, has been a director since July 2017. Ms. Parsons is Executive Vice President and Chief Operating Officer, Personal Property-Liability, of Allstate, the direct parent company of Allstate Life. Ms. Parsons joined Allstate in 1993. In October 2014, she became Senior Vice President, Vehicle Product Management, where she was responsible for developing, delivering and maintaining a portfolio of personal auto and power sports products. Ms. Parsons became Executive Vice President, Product Operations, in May 2017. Ms. Parsons is a fellow of the Casualty Actuarial Society and currently serves on the Posse Foundation Chicago Advisory Board. Ms. Parsons has a deep understanding of the insurance business, and especially in developing and distributing insurance products.
John C. Pintozzi, 54, has been a director since February 2020 and Senior Vice President and Controller since October 2019. Mr. Pintozzi is Senior Vice President, Controller and Chief Accounting Officer of The Allstate Corporation and Allstate, each a parent company of Allstate Life. He is responsible for managing the accounting functions for Allstate’s property-liability, life, health, and annuity businesses. Mr. Pintozzi previously served as Chief Financial Officer of Allstate Investments beginning in 2012. He is a member of the American Institute of Certified Public Accountants. Mr. Pintozzi has an extensive backgrounding in financial services, investments, and accounting.
Mario Rizzo, 53, has been a director since March 2018. Mr. Rizzo previously served as Chief Financial Officer beginning in November 2019. Mr. Rizzo is Executive Vice President and Chief Financial Officer of The Allstate Corporation and Allstate, each a parent company of Allstate Life. Mr. Rizzo previously served as Chief Financial Officer of Allstate Personal Lines, where he was responsible for its comprehensive financial planning and analytics. In addition, Mr. Rizzo served for nearly eight years as Allstate's Treasurer and Assistant Treasurer. He joined the company in 1989. Mr. Rizzo serves as a member of the Finance Committee and the Governing Board of UCAN Chicago, an organization focused on empowering youth to develop into future leaders. He is also a Certified Public Accountant. Mr. Rizzo has a deep understanding of the insurance business, financial planning, and capital management. Mr. Rizzo is a first cousin of Mr. Imbarrato.
Glenn T. Shapiro, 54, has been a director since March 2018. He is President, Personal Property-Liability, of Allstate, the direct parent company of Allstate Life. From 2016 to 2017, Mr. Shapiro served as Executive Vice President, Claims, of Allstate. Prior to joining Allstate in 2016, Mr. Shapiro was Executive Vice President and Chief Claims Officer at Liberty Mutual Commercial Insurance. Mr. Shapiro has 30 years of experience in the insurance industry and a deep knowledge of insurance claims. Mr. Shapiro serves on the board of SitStayRead, a Chicago nonprofit dedicated to promoting a culture of reading in low-income communities. He holds CPCU, CLU and ChFC designations.
Steven E. Shebik, 63, has been a director since December 2010. Mr. Shebik previously served as Chief Executive Officer beginning in February 2018. He is also Vice Chairman of The Allstate Corporation and Allstate, each a parent of Allstate Life. Mr. Shebik has held numerous senior roles at Allstate during the past two decades, most recently as Chief Financial Officer of The Allstate Corporation from 2012 to 2018. Mr. Shebik serves on the Board of Trustees of the Chicago Symphony Orchestra, the Dean's Advisory Council of the Gies College of Business and the Finance Operations Committee of the DuPage Foundation. He is a member of Financial Executives International, the American Institute of CPAs and the Illinois CPA Society. Mr. Shebik has a deep understanding of the insurance business, financial planning, and accounting.
Brian P. Stricker, 59, has been a director since August 2017 and Senior Vice President since June 2017. He is also a Senior Vice President of Allstate, the direct parent company of Allstate Life. Mr. Stricker is responsible for leading the conception, design, pricing, implementation and management of life insurance products. Mr. Stricker began his career in 1983 at Baltimore Life Insurance Company, where he most recently served as Senior Vice President and Chief Development Officer, leading all product development, acquisition and alliance-related growth initiatives, in addition to marketing and insurance services. Mr. Stricker is a Fellow of the Society of Actuaries and served on the board of the Y in

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central Maryland. Mr. Stricker has extensive experience in the life insurance industry, and especially in design and implementation of life insurance products.
Thomas J. Wilson, 62, has been a director and Chairman of the Board since March 2007. Mr. Wilson is Chairman of the Board, President and Chief Executive Officer of The Allstate Corporation and Allstate, each a parent company of Allstate Life. Mr. Wilson has held a number of senior executive positions since joining Allstate in 1995. He was a director of State Street Corporation from 2012 to May 2017. Mr. Wilson is the chairman of the U.S. Chamber of Commerce and holds active leadership positions within the financial services industry and the community. He is a Board member of the Civic Committee of the Commercial Club of Chicago and a trustee of Rush University Medical Center. Mr. Wilson serves as the national and Illinois Co-Chair for WE Day. He is also the co-chair of Get IN Chicago, a public-private partnership to reduce violent crime among youth in Chicago. He has previously served as chairman of the Property and Casualty CEO Roundtable. Mr. Wilson has a deep understanding of the insurance business, particularly that of The Allstate Corporation and its subsidiaries, as well as extensive business and board leadership experience.
James M. Flewellen, 62, has been a Senior Vice President since December 2016. Mr. Flewellen is also a Senior Vice President of Allstate, the direct parent company of Allstate Life. He is responsible for leading the life and retirement sales strategy across the field organization. Mr. Flewellen has extensive experience in building distribution capabilities supporting customer needs. Prior to joining Allstate, Mr. Flewellen served for over four years as Chief Distribution Officer at Transamerica, where he managed a diverse distribution portfolio including the Transamerica Career Agency System, Independent Brokerage, World Financial Group and Transamerica Financial Advisors.
Rebecca D. Kennedy, 47, has been a Vice President since October 2018. She is also a Vice President of Allstate, the direct parent company of Allstate Life. In this role, Ms. Kennedy is responsible for leading the claims, annuity operations, life compliance, underwriting and risk management services and medical team. Since joining Allstate in 1999, Ms. Kennedy has held various positions of progressive responsibility within the investments and life and retirement organizations. Ms. Kennedy is a Fellow of the Society of Actuaries and a Chartered Financial Analyst. Ms. Kennedy has extensive experience in the life insurance industry, and especially in life and annuity operations.
Theresa Resnick, 57, has been Appointed Actuary since December 2015 and became Vice President in September 2016. She is also a Vice President of Allstate, the direct parent company of Allstate Life. Ms. Resnick is responsible for all aspects of GAAP, statutory and tax valuation in connection with the life, annuity and health liabilities of Allstate’s life companies. Prior to joining Allstate in 2007, Ms. Resnick served as Assistant Vice President at Aon, where she developed and led the enterprise risk management process for the global organization. Ms. Resnick has deep knowledge of the insurance industry as well as extensive experience in life and health insurance company financial management.
Steven P. Sorenson, 55, has been Executive Vice President, Corporate Business Transformation, of Allstate, the direct parent company of Allstate Life Insurance Company, since January 2020. Previously, Mr. Sorenson was responsible for Allstate’s customer contact and agency service centers and also led procurement, real estate and the project management organization. Since joining Allstate in 2000, Mr. Sorenson has progressed through various leadership positions within the product and distribution organizations. He served as Executive Vice President of Distribution, Executive Vice President of Product Operations and then as Executive Vice President, Allstate Brand Operations. He serves on the boards of the Foglia YMCA in Lake Zurich, Illinois, as well as the YMCA of Metropolitan Chicago. Mr. Sorenson has extensive experience in the insurance industry, including customer service and product distribution.

Item 11(l).	Corporate Governance.
Compensation Committee Interlocks and Insider Participation
Allstate Life’s Board of Directors does not have a compensation committee. All compensation decisions are made by The Allstate Corporation, as the ultimate parent of Allstate Life. No executive officer of Allstate Life served as a member of the compensation committee of another entity for which any executive officer served as a director of Allstate Life.

Item 11(m).	Security Ownership of Certain Beneficial Owners and Management.

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Security Ownership of Certain Beneficial Owners
The following table shows the number of Allstate Life shares owned by any beneficial owner who owns more than five percent of any class of Allstate Life’s voting securities as of April 1, 2020.

Title of Class (a)	Name and Address of Beneficial Owner (b)	Amount and Nature of Beneficial Ownership (c)	Percent of Class (d)
Common Stock	Allstate Insurance Company 2775 Sanders Road, Northbrook, IL 60062	23,800	100%
N/A	Allstate Insurance Holdings, LLC 2775 Sanders Road, Northbrook, IL 60062	Indirect voting and investment power of shares owned by Allstate Insurance Company[1]	N/A
N/A	The Allstate Corporation 2775 Sanders Road, Northbrook, IL 60062	Indirect voting and investment power of shares owned by Allstate Insurance Company[2]	N/A
1 Allstate Insurance Company is a wholly owned subsidiary of Allstate Insurance Holdings, LLC.
2 Allstate Insurance Holdings, LLC is a wholly owned subsidiary of The Allstate Corporation.

 Security Ownership of Directors and Executive Officers
The following table shows the common shares of The Allstate Corporation, the ultimate parent company of Allstate Life, beneficially owned as of April 1, 2020, by each director and named executive officer of Allstate Life individually, and by all executive officers and directors of Allstate Life as a group. Shares reported as beneficially owned include shares held indirectly through the Allstate 401(k) Savings Plan and other shares held indirectly. It also includes shares subject to stock options exercisable on or before May 31, 2020, and restricted stock units and performance stock awards with restrictions that expire on or before May 31, 2020. As of April 1, 2020, none of these shares were pledged as security.

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SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of The Allstate Corporation Common Stock (a)	Common Stock Subject to Options Exercisable and Restricted Stock Units and Performance Stock Awards for which restrictions expire on or prior to May 31, 2020 --- Included in Column (a) (b)	Percent of Class
John E. Dugenske	160,368	140,978	*
Angela K. Fontana	9,062	9,062	*
Mary Jane Fortin	207,725	152,258	*
Mario Imbarrato	22,450	22,450	*
Jesse E. Merten	59,149	45,043	*
Julie Parsons	69,721	57,016	*
John C. Pintozzi	34,097	19,412	*
Mario Rizzo	119,714	100,820	*
Glenn T. Shapiro	105,105	74,276	*
Steven E. Shebik	634,193	474,632	*
Brian P. Stricker	8,751	8,581	*
Thomas J. Wilson	3,415,198	2,644,298	1.08
All directors and executive officers as a group	5,117,414	3,940,939	1.61%
*    Less than 1% of the outstanding shares of common stock.

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Item 11(n). Transactions with Related Persons, Promoters, and Certain Control Persons.
Transactions with Related Persons
This table describes certain intercompany agreements involving amounts greater than $120,000 between Allstate Life and the following companies:

•	Allstate Insurance Company (“AIC”), the direct parent of Allstate Life;

•	Allstate Insurance Holdings, LLC (“AIH”), an indirect parent of Allstate Life; and

•	The Allstate Corporation (“AllCorp”), the ultimate indirect parent of Allstate Life.

Transaction Description	Approximate dollar value of the amount involved in the transaction, per fiscal year		Related Person(s) involved in the transaction[1] and the approximate dollar value of the Related Person’s interest in the transaction ($)
		($)	AIC	AIH	AllCorp
Amended and Restated Service and Expense Agreement between Allstate Insurance Company, The Allstate Corporation and certain affiliates effective January 1, 2004, as amended by Amendment No. 1 effective January 1, 2009; Addendum among Allstate Insurance Company and certain affiliates dated August 17, 2011.	2017 2018 2019	5,502,056,803[2] 5,804,734,687[2] 5,455,724,500[2]	1,217,961,034[2] 1,240,766,409[2] 1,132,529,633[2]	0 0 0	15,822,017[2] 24,791,339[2] 24,562,359[2]
Investment Management Agreement among Allstate Investment Management Company, The Allstate Corporation and certain affiliates effective February 1, 2012; Investment Management Agreement among Allstate Investments, LLC, Allstate Insurance Company, The Allstate Corporation and certain affiliates effective January 1, 2007.	2017 2018 2019	156,594,325[2] 159,512,914[2] 152,460,143[2]	81,345,290 89,275,012 79,320,950	0 0 0	0 0 0
Intercompany Loan Agreement among The Allstate Corporation, Allstate Life Insurance Company, and other certain subsidiaries of the Allstate Corporation dated February 1, 1996.	2017 2018 2019	119,403,935[2] 1,115,026,450[2] (247,543,164)[2]	0 0 0	0 0 0	119,403,935[2] 1,115,026,450[2] (247,543,164)[2]
Amended and Restated Intercompany Liquidity Agreement between Allstate Insurance Company, Allstate Life Insurance Company and The Allstate Corporation effective as of May 8, 2008.	2017 2018 2019	207,479 27,350 2,425	0 0 0	N/A	150,882 0 0
Tax Sharing Agreement among The Allstate Corporation and certain affiliates dated as of November 12, 1996.	2017 2018 2019	904,637,086[3] 650,000,001[3] 584,887,734[3]	954,496,835 720,044,054 533,996,157	0 0 0	(127,080,526) (107,580,643) (87,501,759)
Agreement for the Settlement of State and Local Tax Credits among Allstate Insurance Company and certain affiliates effective January 1, 2007.	2017 2018 2019	866,697[4] 0[4] 0[4]	866,697[4] 0[4] 0[4]	N/A	N/A
Marketing Coordination and Administrative Services Agreement among Allstate Insurance Company, Allstate Life Insurance Company and Allstate Financial Services, LLC effective January 1, 2003, as amended by First Amendment to Marketing Coordination and Administrative Services Agreement by and among Allstate Life Insurance Company, Allstate Financial Services, LLC and Allstate Insurance Company effective January 1, 2006.	2017 2018 2019	3,944,409[2] 3,774,853[2] 4,403,989[2]	3,944,409[2] 3,774,853[2] 4,403,989[2]	N/A	N/A

(1)	Each identified Related Person is a Party to the transaction.

(2)	Gross amount of expense received under the transaction.

(3)	Total amounts paid to the Internal Revenue Service.

(4)	Value of transfer transactions.

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Policies and Procedures for Review and Approval of Related Person Transactions

All intercompany agreements to which Allstate Life is a party are approved by the Board as well as by the board of any other affiliate of The Allstate Corporation which is a party to the agreement. Intercompany agreements are also submitted for approval to the Illinois Department of Insurance, Allstate Life’s domestic regulator pursuant to the applicable state’s insurance holding company systems act. This process is documented in writing in an internal procedure that captures the review and approval process of all intercompany agreements. All approvals are maintained in Allstate Life’s corporate records.

While there is no formal process for the review and approval of related person transactions between unaffiliated entities specific to Allstate Life, all directors and executive officers of Allstate Life are subject to the Global Code of Business Conduct (“Code”). The Code includes a written conflict of interest policy that was adopted by the Board of Directors of The Allstate Corporation, the ultimate parent company of Allstate Life. Any potential relationship or activity that could impair independent thinking and judgment, including holding a financial interest in a business venture that is similar to Allstate, or in a business that has a relationship with Allstate, must be disclosed to Human Resources. Human Resources will work with representatives from the Law Department, including Enterprise Business Conduct, to determine whether an actual conflict of interest exists. Each director and executive officer must sign a certification annually.

Director Independence

All directors of Allstate Life are employees of Allstate Insurance Company. Under Illinois law, Allstate Life is not required to have independent directors.

Item 11A.	Material Changes.
None.

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